Mail Stop 3561

September 16, 2009

Yusuke Matsuo
4301 Inc.
19800 MacArthur Blvd.
Irvine, CA 92612

RE: 4301 Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
File No.: 0-51877

Dear Mr. Matsuo:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services